
May 22, 2024

Jun Yoon
Chief Financial Officer
Structure Therapeutics Inc.
601 Gateway Blvd., Suite 900
South San Francisco, California
94080

     Re: Structure Therapeutics Inc.
         Form 10-K for Fiscal Year Ended December 31, 2023
         File No. 001-41608

Dear Jun Yoon:

    We have reviewed your filings and have the following comment.

    Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

    After reviewing your response to this letter, we may have additional comments.

Annual Report on Form 10-K

Risk Factors
Risks Related to Our Reliance on Third Parties
We rely on third parties for the manufacture of our product candidates for preclinical and clinical development . . . , page 82

1.   We note your disclosure that "certain Chinese biotechnology companies and CMOs may become subject to trade restrictions, sanctions, and other regulatory requirements by the U.S. government, which could restrict or even prohibit [y]our ability to work with such entities[.]" In future filings, please expand this disclosure by including a discussion of pending legislation and/or other methods that would result in trade restrictions, sanctions, or other regulatory requirements by the U.S. government, which could restrict or even prohibit your ability to work with such entities. Please also discuss whether any pending legislation and/or other methods would result in sanctions or other regulatory actions could restrict or even prohibit your ability to utilize your subsidiary's research and development operations office in China. To the extent you are unable to replace such supply agreements or contract manufacturing agreements, please consider whether you are

substantially dependent on it and it is required to be filed pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Gary Newberry at 202-551-3761 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Doris Stacey Gama at 202-551-3188 or Joshua Gorsky at 202-551-7836 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences